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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                    ---            ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes      No  X
                                   ---     ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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            SMALL-SCALE SHARE EXCHANGE FOLLOWING EXERCISE OF WARRANTS

         On December 2, 1998, Shinhan Bank issued KRW 299 billion in aggregate principal amount of unsecured bonds due December 2, 2048, with warrants to purchase common stock of Shinhan Bank. Pursuant to our holding company restructuring which took place in September 2001, we, Shinhan Financial Group, were formed as the holding company of Shinhan Bank. In the context of this holding company restructuring, our common stock was listed on the Korea Stock Exchange (the "KSE") while the common stock of Shinhan Bank was delisted from the KSE. The terms of the warrants, however, did not contemplate an automatic exchange of shares that the holders of warrants were entitled to receive upon exercise thereof in the event of a holding company restructuring. Nonetheless, as permitted under the Financial Holding Company Act and Commercial Code of Korea, we have been exchanging shares of common stock of Shinhan Bank, which the holders of warrants received upon exercise thereof, for proportionate number of shares of our common stock.

         In connection with the above-described practice, on November 6, 2003 at our board of directors meeting it was decided that we would conduct an exchange of maximum of 329,736 shares of common stock of Shinhan Bank for the same numbers of shares of our common stock on December 31, 2003.

         As the scheduled stock swapping constitutes a small-scale share exchange, shareholders of the Shinhan Financial Group are not entitled to a right to ask the company to buy back their shares under applicable regulations. However, shareholders of Shinhan Bank, who are on the shareholders' registry as of 13:00 on November 15, 2003, are entitled to a right to ask the bank to buy back their shares under applicable regulation.

         For the stock exchange, the shareholders' registries of Shinhan Financial Group and Shinhan Bank will be closed from November 16, 2003 to November 23, 2003.

         As of October 1, 2003, 164,868 warrants to purchase 329,736 shares of common stock remained outstanding, including 73,519 warrants held by us. The outstanding warrants will expire on December 2, 2003.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                         SHINHAN FINANCIAL GROUP CO., LTD.


                                         By:    /s/ Byung Jae Cho
                                         ------------------------------------
                                         Name:  Byung Jae Cho
                                         Title: Chief Financial Officer

Date : November 6th, 2003